PASSIONATE PET, INC.
18871 Teller Avenue
Irvine, California 92612
 Telephone 949-851-0777

March 18, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561
Attention: Mr. Ronald E. Alper

Re:	Passionate Pet, Inc. (the “Registrant”) Request for Acceleration of Effectiveness Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-171041) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, the Registrants hereby request that the effectiveness of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective today, March 18, 2011, at 1:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrants hereby acknowledge that the disclosure in the Registration Statement is the responsibility of the Registrants. The Registrants hereby further acknowledge that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Gilbert Carreon., the Registrants’ outside legal counsel, at 714-504-9613 with any questions regarding this request for acceleration.

Sincerely,

Passionate Pet, Inc.

By:	/s/ John Dunn
Name:	John Dunn
Title:	President, Passionate Pet, Inc., Chief Executive Officer, Chief Financial Officer, Secretary, and Director